July 7, 2005



Mr. Albert Figueroa
Treasurer & Principal Accounting Officer
Largo Vista Group, Ltd.
4570 Campus Drive
Newport Beach, California  92660



	Re:	Largo Vista Group, Ltd.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed April 18, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
		File No. 000-30426



Dear Mr. Figueroa:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Fiscal Year Ended December 31, 2004

Description of Business, page 3

1. We note your disclosure of the February 2002 and May 2003 agreements with the Zunyi Municipal Government to design and install the liquid petroleum gas (LPG) pipeline systems in residential areas in the city of Zunyi, China. Please expand your disclosure to describe the LPG pipeline systems, specifically the configuration and method of operation, and the extent to which you rely on third parties to perform the installations. The specific services you provided in the design, installation and operation of the pipeline systems should be clear.

2. We note your disclosure of the March 2005 agreement with Shanghai
Offshore Oil Group. Please expand your disclosure to describe more fully the extent of your involvement in transporting fuel oil from Russia to China, and to the end-users in China. Clarify whether you will be assuming the role of an agent, earning a fee for delivery services, or that of a reseller or principal. The specific services that you are required to provide under the agreement should be stated.

You also disclose that you will be guaranteed a minimum of $2 profit per metric ton delivered. Disclose the circumstances under which the unit profit will vary, including the range and showing correlation with volume or other relevant parameters. Additionally, disclosing your expectations of the actual volumes and amounts you would deliver and earn over the term of the agreement would be appropriate.

On a related point, the $1.2 billion contract value that you disclose, based on the market value of the maximum amount of product that could be delivered under the agreement, appears to be unrelated to the fee structure that you describe. Unless you are able to demonstrate the relevance of this figure, in terms of your revenue generating prospects, removing this reference may be necessary to avoid the possibility that readers will attribute a greater value to your arrangement than is warranted.

Management`s Discussion and Analysis, page 13

Revenue Recognition, page 15

3. We note your disclosure that under your agreements with the Zunyi
Municipal Government, the Government pays 50 percent of the total contracted installation price, and you have to collect the remaining
50 percent directly from residential customers. Please clarify in your disclosure how the residential customers become your customers
(describe the mechanism by which the fees are collected), given that they are not contractually obligated under your agreements with the
Zunyi Municipal Government.

Results of Operations, page 15

4. Clarify in your disclosure the extent of your 2004 and 2003 revenues from the Zunyi facility that were attributable to LPG sales versus LPG pipeline system design, installation and operation services.

Controls and Procedures, page 41

5. We note that you evaluated and concluded on the effectiveness of your disclosure controls and procedures within 90 days prior to the date of your report. Please comply with the guidance in Item 307 of
Regulation S-K, under which you are required to perform this evaluation as of the end of the period covered by your report.

Report of Independent Registered Certified Public Accounting Firm, page F-3

6. Tell us which affiliate of your independent auditor, who is based in McLean, Virginia, conducted the audit of your operations in China.
Please ask your auditor to advise us of the extent of services provided by staff assigned to its office in Virginia, compared to that of its affiliate overseas.

Certifications, Exhibits 31.1 and 31.2

7. Please revise your certifications as necessary, and to the extent appropriate, to comply with the requirements of Item 601(b)(31) of Regulation S-B.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Albert Figueroa
Largo Vista Group, Ltd.
July 7, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010